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								Exhibit 2.2


	ASSIGNMENT AND ASSUMPTION AGREEMENT, dated as of October 3, 1996, between CLARK USA, INC. ("Assignor"), a Delaware corporation, and Clark Refining & Marketing, Inc., a Delaware corporation, ("Assignee").

	WHEREAS, the Assignor is a party to certain contracts set forth on Annex A and it desires to assign to Assignee, and Assignee desires to assume from Assignor, such contracts.

	NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement the parties agree as follows:

	1. Assignment and Assumption. (a) The Assignor does hereby contribute, sell, assign and transfer to the Assignee, effective as of the date hereof, all of the Assignor's right, title and interest in the agreements listed on Annex A annexed hereto, together with all of the Assignor's right, title and interest in and to any and all instruments amending, supplementing or in any way affecting said agreements (hereinafter referred to, individually and collectively, as the "Instruments").

	(b) The Assignee does hereby, for the benefit of the Assignor and the other parties to the Instruments, accept this Assignment and expressly assume and agree to hereafter perform, observe and abide by all of the terms, covenants, conditions and obligations under the Instruments on the part of the Assignor to be kept, observed and performed thereunder, and the Assignee does hereby agree to defend and indemnify the Assignor, and save the Assignor and its successors harmless, of and from any and all demands, claims, actions or causes of action, assessments, expenses, costs, damages, losses and liabilities, including reasonable attorneys' fees and disbursements, that the Assignor or the Assignor's successors may sustain or incur as a result of the failure of the Assignee, or those claiming under or through the Assignee, from and after the date hereof, to keep, observe and perform any of the terms, covenants, conditions and obligations under the Instruments.

	2. Expenses. All costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

	3. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the successors or assigns of Assignor or Assignee.

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	4.      Governing Law This Agreement shall be governed by, and
construed in accordance with, the laws of the State of New York, applicable to contracts executed in and to be performed entirely within that state.

	IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized


					CLARK USA, INC.

					By:     /s/  M. J. Clark

					Name:   Maura J. Clark

					Title:  Executive Vice President
						& Chief Financial Officer


					CLARK REFINING & MARKETING, INC.

					By:     /s/  M. J. Clark

					Name:   Maura J. Clark

					Title:  Executive Vice President
						& Chief Financial Officer

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Annex A


1. Crude Oil Purchase Contract, dated as of December 1, 1995, between Occidental C.O.B. Partners and Clark U.S.A., Inc.

2. Crude Oil Marketing Contract, dated as of December 1, 1995, between Clark U.S.A., Inc. and Occidental Crude Sales, Inc. (International) ("OCS").

3. Guaranty, dated as of December 1, 1995, from Occidental Petroleum Corporation in favor of Clark U.S.A., Inc. of the obligations of OCP and OCS under the Purchase Contract and the Marketing Contract, respectively.

4. Letter of Credit Agreement, dated as of December 1, 1995, between Clark U.S.A., Inc. and Occidental Petroleum Corporation.

5. Letter of Credit No. LASB-226690 dated November 28, 1995, as amended, issued by the Bank of America in favor of Clark USA, Inc.

6. Designation Agreement, dated as of December 1, 1995, between Clark USA, Inc. and Occidental C.O.B. Partners.